Exhibit 21.1

The Container Store Group, Inc.

Entity	Jurisdiction of organization
The Container Store, Inc.	Texas
TCS Gift Card Services, LLC	Virginia
C Studio Manufacturing Inc	Delaware
C Studio Manufacturing LLC	Delaware
Elfa International AB	Sweden
Elfa Finland OY	Finland
Elfa Deutschland GmbH	Germany
Elfa Sweden AB	Sweden
Elfa Doors AB	Sweden
Elfa Lumi AB	Sweden
Elfa Lumi A/S	Denmark
Elfa Norge A/S	Norway
Elfa Manufacturing Poland Sp. Zo.o	Poland